UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NPS PHARMACEUTICALS, INC. (Name of Subject Company (Issuer))

KNIGHT NEWCO 2, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
SHIRE PLC
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)

62936P103 (Cusip Number of Class of Securities)

Mark Enyedy
Shire plc
5 Riverwalk, Citywest Business Campus, Dublin
24, Republic of Ireland
+353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

January 12, 2015

Dear NPS Pharma Colleagues,

By now you have heard the news about our two companies coming together to help more patients around the world living with rare diseases. The team at NPS Pharma has built an exceptional company, one which makes a meaningful impact on the lives of patients. I know I speak on behalf of all the employees at Shire when I say we are excited to welcome you to our organization.

I am incredibly enthusiastic about the prospects this announcement holds because I can already see many shared traits and values in the people at NPS Pharma and Shire. We have similar cultures that are focused on one thing – helping people. At Shire, our purpose statement is to enable people with life-altering conditions lead better lives. We’re committed to growing our company, and ensuring we deliver the maximum value we can to all of our stakeholders – most importantly patients. After speaking with several people at your organization, I know this is an important value for the employees at NPS Pharma as well.

Over the coming days I will be at the J.P. Morgan Healthcare Conference in San Francisco, explaining this transaction to shareholders. It is my priority to meet you as soon as possible, so I will be visiting your New Jersey site on Friday, January 16th. My team and I admire the company that you have built, and the work that you have done to bring innovative medicines to patients around the world. And although there are many similarities between our two companies, we realize there is much we’ll need to learn from you to ensure a seamless integration and maintain business continuity.

As you have heard from Francois, the closing of this transaction is subject to anti-trust and customary closing conditions.  It is anticipated that the transaction will close in the first quarter of this year.

While I hope you agree that this is an exciting time for both of our companies, I do appreciate that it is also an uncertain time for you. Please rest assured that, upon closing, we will quickly share with you more detailed information regarding the integration process, including timing. Along the way we will want your input and feedback. If we are able to share more with you before the closing, we will do so through your management team.

Again, on behalf of Shire, we are excited about the prospect of having your company join ours. Until that happens, however, I’m confident that you will continue your great work of meeting the needs of the patients who rely on your medicines. I look forward to meeting you on Friday.

Kind regards,
/s/ Flemming Ornskov
Flemming Ornskov, MD, MPH
CEO, Shire

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL NPS PHARMA COMMON STOCK. THE OFFER TO BUY NPS PHARMA COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (WHICH WILL BE FILED BY SHIRE AND A SUBSIDIARY OF SHIRE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC)) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER (WHICH WILL BE FILED BY NPS PHARMA WITH THE SEC) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SHIRE AND NPS PHARMA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING SHIRE INVESTOR RELATIONS AT +1 484 595 2220 or +44 1256 894157.

COPIES OF THESE MATERIALS AND ANY DOCUMENTATION RELATING TO THE TENDER OFFER ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.